SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the period ended September 30, 2005

Aurelia Energy N.V.

(Translation of registrant’s name into English)

Landhuis Joonchi

Kaya Richard J. Beaujon z/n

Curaçao, Netherlands Antilles

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not Applicable.

Aurelia Energy N.V.
Quarterly Report
For period ended September 30, 2005
Dated November 23, 2005

INTRODUCTION

We prepare this Quarterly Report as an update of our Annual Report, with a focus on the current reporting period. As such, the Quarterly Report should be read in conjunction with the Annual Report, which includes detailed analysis of our operations and activities.

CERTAIN DEFINITIONS

We have prepared this report using a number of conventions, which you should consider when reading the information contained herein. When we use the terms “we”, “us”, “our” and words of similar import or “the Company”, we are referring to Aurelia Energy N.V., itself, or to Aurelia Energy N.V. and its consolidated subsidiaries, as the context requires.

References to “dollars”, “U.S. dollars” and “U.S.$” are to the currency of the United States, references to “euro” and “€” are to the common currency of the member states of the European Union and references to “£” and “sterling” are to the currency of the United Kingdom. In this report, we have translated certain euro amounts into U.S. dollars at exchange rates of €1.00 to U.S.$1.3655 and €1.00 to U.S.$1.2064, which were the intra day mid market exchange rates as published by ABN AMRO Bank N.V. on a daily basis on December 31, 2004 and September 30, 2005, respectively, and we have translated certain sterling amounts into U.S. dollars at exchange rates of £1.00 to U.S.$1.9388 and £1.00 to U.S.$1.7671, which were the intra day mid market exchange rates as published by ABN AMRO Bank N.V. on a daily basis on December 31, 2004 and September 30, 2005, respectively. You should not construe these translations as representations that the euro or sterling amounts actually represent such U.S. dollar amounts or that we could convert these amounts into U.S. dollars at the rates indicated. On November 23, 2005 the applicable intra day mid market exchange rates as published by ABN AMRO Bank N.V. were €1.00 to U.S.$1.1785 and £1.00 to U.S.$1.72028.

FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements within the meaning of, and which have been made pursuant to, the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this report, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets where we participate or are seeking to participate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “anticipate”, “seek” or similar expressions or the negative thereof, are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond our control, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we will operate in the future. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

•       the level of oil reserves contained in the oil fields on which we operate our FPSOs and the performance of those fields in general;

•       levels of capital expenditures by the oil industry on offshore exploration and production activities;

•       our future capital needs;

•       our ability to enter into new service agreements for our FPSOs, upon the termination of their existing service agreements;

•       the outcome of our discussions with tax authorities with respect to our internal restructuring and our 1997, 1998, 1999 and 2000 tax years;

•       our ability to manage currency risks;

•       our ability to comply with existing or newly implemented environmental regimes in the countries in which we operate;

•       our ability to obtain, maintain and renew the permits and other governmental authorizations required to conduct our operations;

•       our liability for violations, known and unknown, under environmental laws;

•       our ability to complete existing and future projects on schedule and within budget;

•       our ability to comply with health and safety regulations at our facilities;

•       our ability to remain competitive and profitable;

•       the performance of oil companies to whom we contract our FPSOs;

•       the efficacy of modifications and repairs to our FPSOs;

•       our ability to compete in a competitive and changing marketplace;

•       our losses from operational hazards and uninsured risks;

•       our ability to minimize the downtime of FPSOs during periods of repair, maintenance, inclement weather and turnarounds;

•       our ability to protect our know-how and intellectual property;

•       the adverse impact of strikes, lock-outs and other industrial actions;

•       the possible extensions of our service agreements and certain of our material contracts;

•       our ability to tie-back additional oil fields that neighbor the oil fields on which our FPSOs operate; and

•       limitations on our operational flexibility arising under agreements governing our debt.

These forward-looking statements speak only as of the date of this report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Aurelia Energy N.V.

Unaudited Interim Condensed Consolidated Balance Sheets

	Note	At September 30, 2005	At December 31, 2004
		(unaudited)	(audited)
		(in U.S.$ thousands)
ASSETS
Current assets
Cash and cash equivalents		22,247	41,987

Accounts receivable
Trade, net		47,369	38,338
Related party		100	110
Other receivables		24,427	24,867
Prepaid expenses		5,606	4,869
		77,502	68,184
Inventory
Work in process		16,492	13,847
		116,241	124,018
Non current assets
Financial investment	11	10,296	7,500
Restricted deposits		82,317	88,069
Loan		150	150
Fixed assets
Tangible fixed assets, net
FPSOs	2,12	1,240,872	921,607
Other tangible fixed assets		57,779	56,154
Income tax receivable		2,382	3,408
Deferred income taxes	10	107,508	86,486
Other non current assets	3	16,576	16,128
		1,517,880	1,179,502
		1,634,121	1,303,520

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

	Note	At September 30, 2005	At December 31, 2004
		(unaudited)	(audited)
		(in U.S.$ thousands)
LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Accounts payable		22,852	26,492
Related party		125	125
Income taxes		936	736
Wage taxes and social security contributions		1,246	2,864
Other liabilities and accrued expenses		57,567	60,230
Billings in excess of cost and unrealized income		6,110	8,452
		88,836	98,899
Non current liabilities
Long-term bank loans	3	521,033	207,358
10 1/4% Senior Notes due 2012	4	337,626	337,935
Long-term loan, related party	5	144,524	142,085
Tax lease benefits liability	6	26,031	34,422
Interest rate swaps		—	288
Pensions		1,191	788
		1,030,405	722,876

Minority interest	13	32,110	—

Shareholder’s equity
Non-profit sharing 5% non cumulative preference shares, U.S.$1,000 par value, 34,000 shares authorized, issued and outstanding as of September 30, 2005 and December 31, 2004 respectively		34,000	34,000
Common shares, U.S.$1,000 par value, 136,000 shares authorized, issued and outstanding as of September 30, 2005 and December 31, 2004, respectively		136,000	136,000
Retained earnings		337,015	334,904
Accumulated other comprehensive loss	9	(24,245)	(23,159)
		482,770	481,745
		1,634,121	1,303,520

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Aurelia Energy N.V.
Unaudited Interim Condensed Consolidated Statements of Income

		For the nine months ended September 30,		For the three months ended September 30,
	Note	2005	2004	2005	2004
		(in U.S.$ thousands except share and per share amounts)
Revenues	7	305,728	329,354	110,697	111,396
Operating expenses
Operations expenses	8	194,493	236,980	60,315	85,193
Selling, general and administrative expenses		8,584	7,469	2,644	2,559
Depreciation of tangible fixed assets		65,939	54,485	26,133	15,685
Other operating income		(1,677)	(2,176)	(551)	(538)
		267,339	296,758	88,541	102,899
Operating income		38,389	32,596	22,156	8,497
Financial income (expense)
Interest income		2,988	2,636	908	870
Interest expense		(43,627)	(33,759)	(17,955)	(10,416)
Currency exchange results		(10,513)	174	(974)	(54)
		(51,152)	(30,949)	(18,021)	(9,600)
Income/(loss) before income taxes and minority interest		(12,763)	1,647	4,135	(1,103)
Income taxes	10	(17,965)	(19,036)	(5,064)	(7,264)
Income before minority interest		5,202	20,683	9,199	6,161
Minority interest	13	3,091	—	3,091	—
Net income		2,111	20,683	6,108	6,161
Basic and diluted earnings per common share		16	152	45	45
Weighted average number of common shares outstanding		136,000	136,000	136,000	136,000

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Aurelia Energy N.V.
Unaudited Interim Condensed Consolidated Cash Flow Statement

	For the nine months ended September 30,
	2005	2004
	(in U.S.$ thousands)
Net income	2,111	20,683
Depreciation of tangible fixed assets	65,939	54,485
Increase in deferred income tax assets	(20,101)	(19,897)
Amortization of debt arrangement fees	2,151	2,048
Amortization of discount on 10 1/4% Senior Notes due 2012	266	266
Amortization benefit from unwinding swap	(575)	(575)
Accrued interest on long-term loan from related party	2,439	7,057
Change in pension provision	40	(296)
Interest on restricted deposits	2,038	(4,182)
(Gain)/loss on foreign currency forward contracts	3,378	(518)
Change in fair value of interest rate swap	—	(257)
Increase/(decrease) in provision for uncollectible accounts receivable	(520)	456
Minority interest in income of subsidiaries	3,091	—
Change in operating assets and liabilities	(35,259)	(19,009)
Net cash provided by operating activities	24,998	40,261
Additions to tangible fixed assets	(387,033)	(24,289)
Disposals of tangible fixed assets	25	1,475
Loans provided	—	(50)
Financial investment	(2,796)	(3,000)
Released from restricted deposits	5,580	52,232
Deposited to restricted deposits	(1,865)	(44,157)
Net cash (used in) investing activities	(386,089)	(17,729)
Proceeds from long-term and short-term loans from banks and third parties	450,680	89,497
Redemption of loans and short term bank liabilities	(137,005)	(107,597)
Debt arrangement fees	(2,599)	—
Minority interest	29,019	—
Net cash provided by (used in) financing activities	340,095	(18,100)
Translation differences	1,256	(302)
Net increase/(decrease) in available cash and cash equivalents	(19,740)	4,130
Cash and cash equivalents at beginning of the period	41,987	32,937
Cash and cash equivalents at end of the period	22,247	37,067
Additional cash flow disclosures:
Interest paid	39,036	24,927
Taxes paid	1,948	1,210

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Aurelia Energy N.V.

Notes to Unaudited Interim Condensed Consolidated Financial Statements
for the nine months and three months ended September 30, 2005 and 2004

1.  Accounting Principles

The accompanying unaudited interim condensed consolidated financial statements have been prepared by the Company in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP). The information furnished in the unaudited interim condensed consolidated financial statements includes normal recurring adjustments and reflects all adjustments which are, in the opinion of management, necessary for fair presentation of such financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. Although the Company believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these unaudited interim condensed consolidated financial statements be read in conjunction with the audited financial statements and the notes thereto for the year ended December 31, 2004.

Sales and operating results for the nine months and the three months ended September 30, 2005 are not necessarily indicative of the results to be expected for the full year.

2.  Tangible Fixed Assets

During the nine months ended September 30, 2005 and the three months ended September 30, 2005, the Company invested U.S.$387.0 million and U.S.$384.4 million, respectively, in tangible fixed assets (as compared to U.S.$24.3 million and U.S.$17.4 million in the nine months ended September 30, 2004 and in the three months ended September 30, 2004, respectively). The investment during the nine month ended September 30, 2005 consisted primarily of U.S.$381.8 million for the purchase of the FPSO Jotun A and U.S.$1.6 million for work performed in connection with the building of two stock buoys. Furthermore, U.S.$1.7 million was related to the purchase of a new solar turbine on the Bleo Holm, U.S.$1.0 million to equipment on the Uisge Gorm, U.S.$0.4 million to equipment on the Munin, and U.S.$0.5 million to expenditures on certain office equipment. The investment during the three months ended September 30, 2005 consisted primarily of U.S.$381.8 million for the purchase of the FPSO Jotun A, U.S.$0.6 million for work performed in connection with the building of two stock buoys. Furthermore, U.S.$1.7 million was related to the purchase of a new solar turbine on the Bleo Holm,  U.S.$0.2 million to equipment on the Munin, and U.S.$0.1 million to expenditures on certain office equipment.

3.  Long-Term Bank Loans

At January 28, 2002, the Company refinanced its outstanding debt under a U.S.$450.0 million revolving credit facility with funds drawn under an 8-year, U.S.$600.0 million corporate credit facility. The corporate credit facility can be used to finance the construction of new FPSOs and, to a limited extent, for general corporate purposes. Interest is payable at a rate that is equal to a specified margin over LIBOR. The margin, which is currently 1.400%, varies from 1.300% to 1.700% depending, among other factors, on the amount outstanding under the facility. As of September 30, 2005 the interest rate, including margin, that the Company paid was approximately 5.17%. The costs incurred in arranging the corporate credit facility have been capitalized as debt arrangement fees under non-current assets and will be amortized over the term of the facility.

The facility is primarily secured with mortgages over the FPSOs and assignments of incoming cash flows generated from contracts with clients concerning the FPSOs.

On July 1, 2005, the Company entered into a U.S.$175.0 million loan agreement to finance the acquisition of a 55% ownership in PR Jotun DA. The loan will amortize to zero over a period of six years and a quarter, by September 2011. Interest equals 0.60% over LIBOR. The average interest during the three months ended September 30, 2005 was 4.11%. To limit its interest exposure after July 3, 2006, the Company purchased an interest rate cap. This interest rate cap has a strike rate of 4.4%, limiting the maximum interest costs, including margin, to 5%. The interest rate cap has a starting notional amount of U.S.$143.9 million and the reduction schedule of the notional amount of the cap is aligned with the repayment schedule of the loan.

The U.S.$1.1 million arrangement fees for the loan and the U.S.$1.5 million costs of the interest rate cap have been capitalized as debt arrangement fees under Other non-current assets and will be amortized over the term of the loan. The non-recourse loan is secured with a mortgage over the FPSO and an assignment of the bareboat charter contract with the Jotun field partners to the lenders. As per September 30, 2005, the FPSO has a carrying value of U.S.$375.8 million and is classified under FPSO’s under the Non current assets in the balance sheet.

On July 1, 2005, PR Jotun DA entered into a U.S.$143.2 million loan agreement with Standard Marine Nordsjo AS (“SMNAS”) to finance the acquisition of the FPSO Jotun A.  The loan will amortize to zero over a period of six years and a quarter, by September 2011. Interest equals 5%.

As of September 30, 2005 the consolidated amount of debt borrowed in connection with PR Jotun DA was U.S.$304.3 million. During the three months ended September 30, 2005 repayments of the borrowed debt were made of U.S.$13.9 million.

At the end of the second quarter of 2005, the Company made a drawdown under the corporate credit facility of U.S.$38.0 million. Of this amount, U.S.$35.0 million was used in the third quarter of 2005 as equity investment in PR Jotun DA, U.S.$1.1 million for paying the arrangement fees for the U.S.$175 million loan, U.S.$1.5 million for the interest rate cap and U.S.$0.4 million for operating costs.

4.  10 1/4% Senior Notes due 2012

In February 2002, the Company issued U.S.$260.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 through its finance subsidiary, Bluewater Finance Limited, at a price of 98.47% of the principal amount thereof. The Company used the gross proceeds from the issuance to repay approximately U.S.$248.5 million of indebtedness outstanding under its corporate credit facility and to pay approximately U.S.$7.5 million of costs relating to the issuance. The Company and each of its direct and indirect subsidiaries (other than Bluewater Finance Limited, Brightfield Corporation (a subsidiary in liquidation with no material assets, liabilities or operations)and PR Jotun DA) have fully and unconditionally guaranteed the 10 1/4% Senior Notes due 2012 on a joint and several basis.

In April 2003, the Company issued an additional U.S.$75.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 through its finance subsidiary, Bluewater Finance Limited, at a price of 100.5% of the aggregate principal amount thereof plus accrued interest from and including February 15, 2003 to but excluding the issue date. The Company used approximately U.S.$75.4 million of the gross proceeds from the issuance, excluding the accrued interest from and including February 15, 2003 to but excluding the issue date, to repay approximately U.S.$73.4 million of indebtedness outstanding under its corporate credit facility and to pay an estimated U.S.$2.0 million of costs relating to the issuance.

Bluewater Finance Limited is a wholly owned finance subsidiary of the Company. Each other subsidiary of the Company (except for PR Jotun DA) is wholly-owned, directly or indirectly, by the Company. The Company has no independent assets or operations. There are no significant contractual restrictions on the ability of the Company or any other guarantor of the 10 1/4% Senior Notes due 2012 to obtain funds from its subsidiaries by dividend or loan. Neither Bluewater Finance Limited nor any of the guarantors of the 10 1/4% Senior Notes due 2012 (other than the Company) are restricted by any third party in their ability to transfer funds within the meaning of Rule 4-08(e)(3) of Regulation S-X. As a result, the guarantees of the 10 1/4% Senior Notes due 2012 meet the conditions of Rule 3-10(d) of Regulation S-X. The fair value of the 10 1/4% Senior Notes due 2012 as of September 30, 2005 amounted to U.S.$365.2 million and was based on the quoted market price.

To reduce the interest expense relating to the 10 1/4% Senior Notes due 2012, the Company entered into a fixed-to-floating interest rate swap transaction, with effect from April 25, 2003, that enabled the Company to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for the floating rate amount of interest that would be payable on an equal amount of indebtedness. On May 27, 2003, the Company cancelled the swap transaction. Under the swap, prior to the cancellation, the Company received interest payments that were calculated at a fixed rate of 10 1/4% and made interest payments that were calculated at a floating rate that was equal to a margin over LIBOR. The Company received U.S.$6.7 million on May 30, 2003, which represented its net gain from the cancellation of the swap transaction. The Company deferred this gain, which will be credited to income over the remaining duration of the 10 1/4% Senior Notes due 2012, and used this payment to repay outstanding indebtedness under its corporate credit facility.

As of July 17, 2003, the Company entered into a fixed-to-floating interest rate swap transaction, with terms identical to those of the previous swap transaction, that enables the Company to swap the equivalents of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the swap, the Company will receive payments that are calculated at a fixed rate of 10 1/4% and makes interest payments that are calculated at a floating rate that is equal to a margin of 6.32% over LIBOR. As of February 15, 2005 the margin changed to 6.44%.

The unamortized premium and discount of the 10 1/4% Senior Notes due 2012 amounted to U.S.$2.6 million as of September 30, 2005.

5.  Long-Term Loan, Related Party

The fair value of the long-term loan from the related party Marenco Investments Limited as of September 30, 2005 and December 31, 2004 amounted to U.S.$147.4 million and U.S.$153.6 million, respectively. The fair value as of September 30, 2005 is based on the discounted cash-flow method assuming redemption in five equal annual installments as from December 2012. The terms and conditions of the loan remained unchanged compared to those disclosed in the audited financial statements as of and for the year ended December 31, 2004.

6.  Tax Lease Benefits Liability

The liability to repay tax leases declined by U.S.$5.6 million during the nine month ended September 30, 2005. This tax lease benefits liability decreased as a result of a reduction in the amount of the repayment to the lessor in the event of a voluntary early termination of the tax lease arrangements. Other movements in the tax lease benefits liability result from fluctuations in currency exchange rates. Payments received from/made to the lessor resulting from changes in underlying variables such as market interest rates and corporate income taxes are accounted for in the statement of income as other operating income/expense.

7.  Segment Information

The segment information by business segment is as follows:

	For the nine months ended September 30,		For the three months ended September 30,
	2005	2004	2005	2004
	(in U.S.$ thousands)
FPSO
Revenues	253,491	269,126	91,341	87,291
Segment net income	15,394	18,041	13,907	5,155
Identifiable assets	1,595,453	1,280,390	1,595,453	1,280,390
Capital expenditures	384,960	23,999	383,667	17,402
Depreciation and amortization	65,900	54,444	26,120	15,671
Interest income and (expense)	(40,658)	(31,142)	(17,050)	(9,591)
Income taxes	(16,217)	(17,305)	(4,551)	(6,630)
SPM
Revenues	52,237	60,228	19,356	24,105
Segment net income/(loss)	(13,283)	2,642	(7,799)	1,006
Identifiable assets	38,047	51,835	38,047	51,835
Capital expenditures	2,073	290	754	23
Depreciation and amortization	39	41	13	14
Interest income and (expense)	19	19	3	45
Income taxes	(1,748)	(1,731)	(513)	(634)
Other
Revenues	—	—	—	—
Segment net income	—	—	—	—
Identifiable assets	621	625	621	625
Capital expenditures	—	—	—	—
Depreciation and amortization	—	—	—	—
Interest income and (expense)	—	—	—	—
Income taxes	—	—	—	—
Consolidated
Revenues	305,728	329,354	110,697	111,396
Segment net income	2,111	20,683	6,108	6,161
Identifiable assets	1,634,121	1,332,850	1,634,121	1,332,850
Capital expenditures	387,033	24,289	384,421	17,425
Depreciation and amortization	65,939	54,485	26,133	15,685
Interest income and (expense)	(40,639)	(31,123)	(17,047)	(9,546)
Income taxes	(17,965)	(19,036)	(5,064)	(7,264)

8.  Operations Expenses

Operations expenses are as follows:

	For the nine months ended September 30,		For the three months ended September 30,
	2005	2004	2005	2004
	(in U.S.$ thousands)
SPM contracts	65,078	58,182	27,187	23,363
FPSO contracts	129,415	178,798	33,128	61,830
	194,493	236,980	60,315	85,193

9.  Other Comprehensive Income

Other comprehensive income is as follows:

	For the nine months ended September 30,		For the three months ended September 30,
	2005	2004	2005	2004
	(in U.S.$ thousands)
Increase/(decrease) in fair value of cash flow hedges (net of tax)	(1,938)	753	855	877
Reclassification adjustments for settled portion of hedge realized in net income (net of tax)	212	797	(774)	(161)
Translation result	1,064	(464)	(207)	(480)
	(1,086)	1,086	(126)	236

10.  Internal restructuring and tax audit

Effective January 1, 2000, we entered into an internal restructuring process. In connection with this restructuring, the economic interests in most of the assets and liabilities of certain non-Dutch consolidated group companies (the “selling companies”) were sold to Bluewater Holding B.V., while legal title to the assets and liabilities transferred remained with the selling entities. The valuation of the assets and liabilities transferred was based on a valuation report prepared by an independent investment bank. The sales of these economic interests resulted for income taxes purposes only in intercompany profits at the level of the selling companies and the creation of a corresponding amount of goodwill and intercompany indebtedness at the level of Bluewater Holding B.V. Although extensive discussions were held with the tax authorities on the tax structure of the Dutch group companies and the internal restructuring, the tax structure of the Dutch group companies and the tax consequences of our internal restructuring became subject to a tax audit and remain subject to further review by the tax authorities.

In May 2002, we received a draft audit report from the Dutch tax authorities. The draft tax audit report included certain proposed factual findings relating to the issue of whether our non-Dutch group companies are residents of the Netherlands for Dutch tax purposes or have a taxable presence in the Netherlands. The draft audit report, which does not represent a final determination by the Dutch tax authorities, states that it was issued for discussion purposes. On the basis of the draft tax report, the Dutch tax authorities assessed, in June 2002, additional taxes with respect to a Dutch group member for its 1998 and 1999 tax years and assessed, in November 2002, July 2003 and August 2003, additional taxes with respect to certain non-Dutch group members for their 1997, 1998, 1999 and 2000 tax years. The total amount of these assessments, including interest to their respective dates, was €135.4 million (U.S.$163.3 million) as of December 31, 2003.

We have held discussions and corresponded with the Dutch tax authorities regarding their tax assessments, among other things. We believe that the findings of fact and the relevant legal and regulatory interpretations upon which the Dutch tax authorities’ position is based are incomplete and incorrect, and, in particular, that the assessment of such additional taxes as discussed above is contrary to certain favorable tax rulings which we have received from them. Accordingly, in July 2003, we filed with the Dutch tax authorities a response to their draft audit report and a transfer pricing report supporting our response and these discussions.

In May and June 2004, we received from the Dutch tax authorities a number of revised assessments stating that for the majority of the companies within the Bluewater Group no taxes are required to be paid. These revised assessments thereby reduced the total amount of the outstanding assessments of the Bluewater Group from €135.4 million (U.S.$163.3 million), as of December 31, 2003, to €29.0 million (U.S.$35.0 million), as of December 31, 2004 and September 30, 2005. We believe, however, that any assessment of additional taxes is incorrect, and that it is probable that we will prevail on the merits in any final determination of the assessments. We intend to continue to contest the imposition of any additional taxes and, if necessary, to seek administrative and judicial review of the assessments. Administrative and judicial review of the assessments in the Netherlands would likely take several years. We intend to withhold payment of such taxes pending final resolution of the issue. Although there can be no assurance that the relevant issues will ultimately be resolved in our favor, we believe that it is not probable that additional Dutch income taxes will be payable for the 1997, 1998, 1999 and 2000 tax years, and, accordingly, we did not accrue for the aforementioned tax assessments in the audited consolidated financial statements included herewith.

In connection with the draft tax audit report, we are also in discussions with the Dutch tax authorities concerning our internal restructuring. In the course of such discussions, the Dutch tax authorities have confirmed to us that they will not seek to tax any capital gain that may be associated with the sale of relevant economic interests in connection with our internal restructuring, but instead will focus their analysis only on the amount of goodwill and deductible interest related to the internal restructuring and the percentage of goodwill and deductible interest from our internal restructuring that should ultimately be attributed to our non-Dutch activities. The outcome of such discussions could limit our ability to take advantage of future tax savings associated with our internal restructuring by limiting the amount of goodwill that we may amortize and the amount of interest we may deduct for tax purposes in future periods. However, based upon current facts and circumstances, applicable tax law, regulation and precedent, discussions with relevant tax authorities and professional advisers and other relevant criteria, we estimate that it is currently probable that we will realize benefits relating to at least U.S.$434.0 million of amortizable goodwill and at least U.S.$768.0 million of interest-bearing inter-company debt in connection with our internal restructuring at January 1, 2000 and that such amounts will result in tax losses which may be carried forward for Dutch income tax purposes. In addition, in December 2001, U.S.$379.5 million of the inter-company indebtedness of Bluewater Holding B.V. relating to the internal restructuring was converted to share capital, thereby reducing the amount of tax benefits that we may take advantage of in subsequent periods. Notwithstanding our current estimate, however, it is impracticable to quantify definitively at this time the effect that the outcome of such discussions may have on our actual tax position, because any such definitive quantification depends on a number of future events, including the specific factual findings and legal and regulatory positions that may be taken by the Dutch tax authorities in any possible future challenge to our internal restructuring, as well as the outcome of any relevant proceedings. While we believe that it is probable that we will realize tax benefits in amounts that are not less than the foregoing estimates as set forth above and that it is unlikely that the outcome of these discussions or any proceedings relating thereto will have a material adverse effect on our financial position, there can be no assurance in this regard and we could lose some or all of the future anticipated tax savings associated with our internal restructuring.

11.  Financial Investment

On May 26, 2004, Bluewater International B.V. entered into an agreement with Emerald Energy Resources Ltd. (“Emerald”), a Nigerian indigenous oil company, for the acquisition of shares of Emerald at a total price of U.S.$3.0 million. On November 25, 2004 Bluewater International B.V. obtained additional ordinary shares of Emerald at a total price of U.S.$4.5 million. On April 27, 2005 Bluewater International B.V. obtained additional shares of Emerald at a total price of U.S.$2.0 million. The total investment in Emerald represents approximately 9.6% of its authorized and outstanding capital and is stated at historical cost. The Company has an option to acquire an additional amount of 800,000 ordinary shares.

On April 4, 2005 Bluewater Oil and Gas Investments Ltd. (“BOGI”) obtained an interest of 2% in a Nigerian Oil Processing Block OPL229, operated by Emerald, at a price of U.S.$0.4 million. In the nine months ended September 30, 2005 BOGI invested U.S.$0.4 million in OPL 229. This investment consists of expenditures in connection with the development of OPL 229.

12.  Purchase of FPSO Jotun A

Bluewater (Dyphavet) B.V., a subsidiary of the Company, and Norwegian company Standard Marine Nordsjo AS (“SMNAS”), an affiliate of Exxon Mobil Corporation, have formed a partnership (PR Jotun DA) that purchased FPSO Jotun A from Norwegian Jotun field partners Exxon Mobil Exploration and Production Norway AS, Lundin Norway AS and Petoro AS. The Company holds 55% ownership in PR Jotun DA with SMNAS holding the remaining 45%.

After its acquisition, the FPSO has been leased back under a bareboat charter to the Jotun field partners for a minimum term of five years, with extension options up to 15 years. On termination of the lease contract, SMNAS has both a call and a put option to either purchase the Company’s share in the partnership or to sell its own share in the partnership to the Company at predetermined price. The bareboat charter is expected to continue for the remaining life of the Jotun field. ExxonMobil will continue to operate the FPSO.

In accordance with the provisions of FIN 46R, the Company fully consolidates PR Jotun DA and records a 45% minority interest.  The Company has, on a consolidated basis, incurred an additional debt of U.S.$318.2 million for the acquisition of PR Jotun DA.

13.  Minority Interest

Minority interests in consolidated companies represent the third-party shareholding of 45% by SMNAS in the underlying net assets of PR Jotun DA.

14.  Subsequent Events

On November 3, 2005 the Company terminated all tax lease structures that have been entered into for FPSO Uisge Gorm, FPSO Glas Dowr and the topsides of FPSO Bleo Holm and FPSO Haewene Brim. As a result of the termination, the Company regained full ownership of the FPSO Uisge Gorm, the FPSO Glas Dowr and the topsides of FPSO Bleo Holm and FPSO Haewene Brim. In addition, the tax lease benefits liability of U.S.$26.0 million will be released as other operating income and restricted deposits of U.S.$82.3 million as per September 30, 2005 were discharged and proceeds were used for repayment of the corporate credit facility.

On November 4, 2005 the Company partially cancelled the fixed-to-floating interest rate swap transaction in relation to the U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for the period from August 15, 2005 to August 15, 2007. Due to the partial cancellation of the swap transaction the company will incur fair value fluctuations through the statement of income from the date of cancellation until August 15, 2007. After that date the interest will continue floating at LIBOR + 6.44%. The Company paid U.S.$ 6.9 million on November 4, 2005 which represented its net loss from the cancellation of the swap transaction. The Company will defer this loss and debit it to the statement of income over the remaining duration of the 10¼% Senior Notes due 2012.

15.  Reclassification of prior year cash flow statement

In our consolidated cash flow statement for the nine months ended September 30, 2005, we changed the classification of changes in restricted cash balances to present such changes as an investing activity. We previously presented such changes as an financing activity. In the accompanying consolidated cash flow statement for the nine months ended September 30, 2004, we reclassified changes in restricted cash balances to be consistent with our 2005 presentation which resulted in a U.S.$8.1 million increase to investing cash flows and a corresponding decrease to financing cash flows from the amounts previously reported.

UNAUDITED OTHER FINANCIAL DATA AND RATIOS

	For the nine months ended September 30,				For the three months ended September 30,
	2005		2004		2005		2004
	(in U.S.$ thousands, except ratios)
EBITDA(1)
FPSO business	118,456		86,155		56,516		23,824
SPM business	(14,128)		926		(8,227)		358
Total	104,328		87,081		48,289		24,182
Capital expenditures, net(2)	387,008		22,814		384,396		15,950
Cash interest paid(3)	39,036		24,927		19,661		7,636
Ratio of EBITDA to cash interest paid	2.67	x	3.49	x	2.46	x	3.17	x

(1)             “EBITDA” is defined as operating income (loss) plus depreciation and amortization. This definition deviates from other definitions of EBITDA used by some other companies, as it excludes interest income and currency exchange results. We believe this definition is more appropriate since it provides investors with a helpful measure for comparing our operating performance with that of other companies in our industry. EBITDA is presented as additional information because we believe that it is a useful measure for certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. We also believe that it provides a useful measure of the level of profitability we achieve with our asset base. EBITDA is not a measure of financial performance under U.S. GAAP and should not be considered as an alternative to cash flow from operating activities, a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with U.S. GAAP. The following table presents a reconciliation of our EBITDA to net income and net cash provided by operating activities for the periods indicated.

	For the nine months ended September 30,		For the three months ended September 30,
	2005	2004	2005	2004
	(in U.S.$ thousands)
EBITDA	104,328	87,081	48,289	24,182
Depreciation of tangible fixed assets and amortization of intangible assets	(65,939)	(54,485)	(26,133)	(15,685)
Financial income and expense	(51,152)	(30,949)	(18,021)	(9,600)
Income taxes	17,965	19,036	5,064	7,264
Minority interest	(3,091)	—	(3,091)	—
Net income	2,111	20,683	6,108	6,161
Adjustments to reconcile net income to cash provided	58,146	38,587	19,752	9,694
Changes in operating assets and liabilities, net of effect of acquisitions	(35,259)	(19,009)	20,072	(4,044)
Net cash provided by operating activities	24,998	40,261	45,932	11,811

(2)                                  “Capital expenditures, net” represents additions to fixed assets less disposals of fixed assets. The following table presents a reconciliation of “capital expenditures, net” to additions to tangible fixed assets, disposals of tangible fixed assets and accumulated deprecation of disposals of tangible fixed assets for the periods indicated.

	For the nine months ended September 30,		For the three months ended September 30,
	2005	2004	2005	2004
	(in U.S.$ thousands)
Additions to tangible fixed assets	387,033	24,289	384,421	17,425
Disposals of tangible fixed assets	(25)	(1,475)	(25)	(1,475)
Capital expenditures, net	387,008	22,814	384,396	15,950

(3)             “Cash interest paid” is defined as interest expense, plus capitalized interest, less accrued interest on the subordinated Marenco loan and less amortization of debt arrangement fees and is disclosed as an additional cash flow disclosure in the unaudited interim condensed consolidated cash flow statement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the unaudited interim condensed consolidated financial statements and the related notes thereto included elsewhere in this report. Our audited consolidated financial statements and unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. This discussion contains forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those described under “Forward-Looking Statements” and elsewhere in this report, as well as in our annual report for the year ended December 31, 2004.

Overview

We are Aurelia Energy N.V., a holding company with no independent operations, and its subsidiaries, a group of companies that comprise a specialized service provider to and operator in the offshore oil industry. We operate under the name “Bluewater” and are a leader in the design, development, ownership and operation of FPSOs, which we operate for oil companies under medium- and long-term service agreements, and the design, development, project management and delivery of SPM systems.

Our FPSO business earns revenues from the design, development and operation of FPSOs pursuant to medium- and long-term service agreements with oil companies. We treat our service agreements as “operating leases” under U.S. GAAP and present them as such in our consolidated financial statements. Under these agreements, we generally are paid a defined day rate consisting of a fixed facility fee that covers the rental of the FPSO and associated equipment and an indexed operating fee that covers the cost of operating, maintaining and insuring the vessel. We may also receive additional tariff payments based on oil or water production or gas lift volumes (or a combination of those volumes), bonus payments that relate to the prevailing price of oil and certain other fees. Our FPSO fleet currently consists of six high specification FPSOs (Uisge Gorm, Bleo Holm, Glas Dowr, Haewene Brim, Munin and Jotun A) that we have contracted to oil companies under service agreements and one FPSO hull (Aoka Mizu) that we are marketing worldwide. In the nine months ended September 30, 2005 and in the three months ended September 30, 2005 our FPSO business generated 82.9% and 82.5%, respectively, of our revenues, 729.2% and 227.7%, respectively, of our net income and 113.5% and 117.0%, respectively, of our EBITDA.

Our SPM business earns revenues from the design, development, project management and delivery of SPM systems under our SPM delivery contracts. We have developed a number of different types of SPM systems for oil companies and contractors around the world, resulting in the delivery of eight SPM systems since 1999 and more than 50 SPM systems since our founding. Because SPM systems are integral to the operation of FPSOs in harsh environments, and because they form an important link in the oil production chain, we believe that it is important to preserve our core SPM capabilities for use in connection with future FPSO projects. In the nine months ended September 30, 2005 and in the three months ended September 30, 2005, our SPM business generated 17.1% and 17.5%, respectively, of our revenues, (629.2)% and (127.7)%, respectively, of our net loss, and (13.5)% and (17)%, respectively, of our EBITDA.

While we manage FPSO and SPM projects from the initial design and engineering phase to final installation, we do not engage in the fabrication of FPSOs or SPM systems. Rather, we outsource these requirements to qualified subcontractors. In the nine months ended September 30, 2005 and in the three months ended September 30, 2005, we had revenues of U.S.$305.7 million and U.S.$110.7 million, respectively, operating income of U.S.$38.4 million and U.S.$22.2 million, respectively, net income of U.S.$2.1 million and U.S.$6.1 million, respectively, and EBITDA of U.S.$104.3 million and U.S.$48.3 million, respectively.

Redeployment of the Munin

Our future capital expenditures will depend primarily on the projects that we undertake. Our capital expenditures during 2004 related primarily to modifications that we made to the Munin in connection with its redeployment to the Xijiang Field in the South China Sea. As of September 30, 2004, we capitalized U.S.$23.3 million in connection with engineering work to the Munin in connection with its redeployment to the Xijiang Field in the South China Sea.

The Munin left the Lufeng field in June 2004 and went to the Sembawang shipyard for modifications to make the vessel fit for purpose for production on the Xijiang field for Conoco Philips which started late October 2004. Production on Xijiang ended in March 2005 as per contract. After decommissioning at Xijiang, the Munin in June 2005 sailed under its own power from HK to the Lufeng field for reconnection to the subsea buoy and mooring system. On the June 9, 2005 the Munin restarted producing oil from the Lufeng field.

Interest Expense

On November 4, 2005 the Company partially cancelled the fixed-to-floating interest rate swap transaction in relation to the U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for the period from August 15, 2005 to August 15, 2007. Due to the partial cancellation of the swap transaction the company will incur fair value fluctuations through the statement of income from the date of cancellation until August 15, 2007. After that date the interest will continue floating at LIBOR + 6.44%. The Company paid U.S.$ 6.9 million on November 4, 2005 which represented its net loss from the cancellation of the swap transaction. The Company will defer this loss and debit it to the statement of income over the remaining duration of the 10¼% Senior Notes due 2012.

Purchase of FPSO Jotun A

Bluewater (Dyphavet) B.V., a subsidiary of the Company, and Norwegian company Standard Marine Nordsjo AS (“SMNAS”), an affiliate of Exxon Mobil Corporation, have formed a partnership (PR Jotun DA),which purchased FPSO Jotun A from Norwegian Jotun field partners Exxon Mobil Exploration and Production Norway AS, Enterprise Oil Norge AS Lundin Norway AS and Petoro AS. The Company holds 55% ownership in FPSO, with SMNAS holding the remaining 45%.

After its acquisition the FPSO has been leased back under a bareboat charter to the Jotun field partners for a minimum term of five years, with extension options up to 15 years. On termination of the lease contract, SMNAS has both a call and a put option to either purchase the Company’s share in the partnership or to sell its own share in the partnership to the Company at a predetermined price. The bareboat charter is expected to continue for the remaining life of the Jotun field. ExxonMobil will continue to operate the FPSO.

In accordance with the provisions of FIN 46R, the Company fully consolidates PR Jotun DA and records a 45% minority interest.  The Company has incurred an additional debt of U.S.$318.2 million for the acquisition of PR Jotun DA.

Critical Accounting Policies and Estimates

Tax Lease Benefits Liability

On November 3, 2005 the Company terminated all tax lease structures that have been entered into for FPSO Uisge Gorm, FPSO Glas Dowr and the topsides of FPSO Bleo Holm and FPSO Haewene Brim. As a result of the termination the Company regained full ownership of the FPSO Uisge Gorm, the FPSO Glas Dowr and the topsides of FPSO Bleo Holm and FPSO Haewene Brim. In addition, the tax lease benefits liability of U.S.$26.0 million will be released as other operating income and restricted deposits of U.S.$82.3 million as per September 30, 2005 were discharged and proceeds were used for repayment of the corporate credit facility.

Results of Operations

	For the nine months ended September 30,		Change	For the three months ended September 30,		Change
	2004	2005	2004-2005	2004	2005	2004-2005
	(in U.S.$ thousands)		(%)	(in U.S.$ thousands)		(%)
Revenues
FPSO business	269,126	253,491	(5.8)	87,291	91,341	4.6
SPM business	60,228	52,237	(13.3)	24,105	19,356	(19.7)
Total	329,354	305,728	(7.2)	111,396	110,697	(0.6)
Operating expenses
Operations expenses
FPSO business	178,798	129,415	(27.6)	61,830	33,128	(46.4)
SPM business	58,182	65,078	11.9	23,363	27,187	16.4
Total	236,980	194,493	(17.9)	85,193	60,315	(29.2)
Selling, general and administrative expenses	7,469	8,584	14.9	2,559	2,644	3.3
Other operating income	(2,176)	(1,677)	(22.9)	(538)	(551)	2.4
Depreciation of tangible fixed assets and amortization of intangible assets	54,485	65,939	21.0	15,685	26,133	66.6
Total operating expenses	296,758	267,339	(9.9)	102,899	88,541	(14.0)
Operating income/(loss
FPSO business	31,711	52,556	65.7	8,152	30,396	272.9
SPM business	885	(14,167)	(1,700.8)	345	(8,240)	(2,488.4)
Total	32,596	38,389	17.8	8,497	22,156	160.8
Financial income and expense
Interest income	2,636	2,988	13.4	870	908	4.4
Interest expense	(33,759)	(43,627)	29.2	(10,416)	(17,955)	72.4
Currency exchange results	174	(10,513)	(6,142.0)	(54)	(974)	1,703.7
Total	(30,949)	(51,152)	65.3	(9,600)	(18,021)	87.7
Income/(loss) before taxes	1,647	(12,763)	(874.9)	(1,103)	4,135	(474.9)
Income taxes	(19,036)	(17,965)	(5.6)	(7,264)	(5,064)	(30.3)
Income after income taxes	20,683	5,202	(74.8)	6,161	9,199	49.3
Minority interest	—	3,091	—	—	3,091	100.0
Net income	20,683	2,111	(89.8)	6,161	6,108	(0.9)
EBITDA(1)
FPSO business	86,155	118,456	37.5	23,824	56,516	137.2
SPM business	926	(14,128)	(1,625.7)	358	(8,227)	(2,398.0)
Total	87,081	104,328	19.8	24,182	48,289	99.7

Note:

(1)             A reconciliation of EBITDA to net income (loss) and net cash provided by operating activities is included under “Unaudited Other Financial Data and Ratios”.

Nine Months Ended September 30, 2005 Compared with Nine Months Ended September 30, 2004

Revenues

Revenues were U.S.$305.7 million during the nine months ended September 30, 2005, down 7.2% from U.S.$329.4 million in the nine months ended September 30, 2004. Revenues from our FPSO business were U.S.$253.5 million in the nine months ended September 30, 2005, down 5.8% from U.S.$269.1 million in the nine months ended September 30, 2004. Revenues from our SPM business were U.S.$52.2 million in the nine months ended September 30, 2005, down 13.3% from U.S.$60.2 million in the nine months ended September 30, 2004.

Revenues from our FPSO business decreased by U.S.$15.6 million in the nine months ended September 30, 2005. The payments received under our service agreement with PetroSA for the reimbursable expenses incurred in connection with the installation of subsea equipment on the Sable Field during the nine months ended September 30, 2005 decreased by U.S.$2.8 million compared with the nine months ended September 30, 2004 because the work has been finalized during 2004. The payments received in relation to the reimbursement of expenses incurred in connection with the installation of a new water injection facility on the Haewene Brim decreased by U.S.$49.7 million during the nine months ended September 30, 2005 compared with the nine months ended September 30, 2004 because the water injection facility has been installed in October 2004 and we are currently in the close out phase of the project. This total decrease of U.S.$52.5 was partially offset by an increase in revenues of U.S.$36.9 million. U.S.$16.6 million was attributable to revenues in relation to FPSO Jotun A, U.S.$12.6 million was attributable to increased revenues as a result of redeployment of the Munin to the Xijiang Field, U.S.$1.8 million was attributable to increased operational fees of the Haewene Brim and U.S.$1.9 million was attributable to an extension of the contract for three years with Amerada Hess for the Uisge Gorm where the Company receives an operational fee in GBP and a U.S.$. tariff per barrel produced as of January 1, 2005. In addition, revenues generated by the Bleo Holm increased by U.S.$4.0 million due to higher facilities and operational income in the nine months ended September 30, 2005 because of a longer than anticipated maintenance shutdown in the nine months ended September 30, 2004.

Revenues from our SPM business decreased by U.S.$8.0 million in the nine months ended September 30, 2005 primarily attributable to a lower work in process of the reimbursement of expenses incurred in connection with the installation of a new water injection facility on the Haewene Brim which resulted in a decrease of revenues of U.S.$32.7 million in the nine months ended September 30, 2005 compared with the nine months ended September 30, 2004. The SPM revenues increased with U.S.$24.7 million due to a higher level of SPM activities in the nine months ended September 30, 2005, compared with the nine months ended September 30,  2004. The higher level of SPM activities was mainly due to SPM delivery contracts for the development of buoy mooring systems during 2004 which were awarded late in the year and which will largely generate revenues during 2005. We do not expect payments under the contracts to have a material effect on our results of operations in the future.

Operations Expenses

Operations expenses were U.S.$194.5 million in the nine months ended September 30, 2005, down 17.9% from U.S.$ 237.0 million in the nine months ended September 30, 2004. In our FPSO business, our operations expenses were U.S.$129.4 million in the nine months ended September 30, 2005, down 27.6% from U.S.$178.8 million in the nine months ended September 30, 2004. In our SPM business, operations expenses amounted to U.S.$65.1 million in the nine months ended September 30, 2005, up 11.9% from U.S.$58.2 million in the nine months ended September 30, 2004.

The U.S.$49.4 million decrease in the operations expenses of our FPSO business during the nine months ended September 30, 2005 was primarily attributable to a decrease in reimbursement of expenses incurred in connection with the installation of a new water injection facility on the Haewene Brim U.S.$49.7 million and a decrease in commissioning and start-up costs U.S.$4.0 million associated with our service agreement with PetroSA relating to the Glas Dowr compared with the nine months ended September 30, 2004. In addition, we signed a heads of terms on July 14, 2005 for replacing the FPSO agreement with Talisman. As a consequence, the FPSO agreement will be terminated and replaced by a bareboat charter agreement. In the charter agreement, Talisman, in its role as operator of the Ross Field for the Bleo Holm, will take over the role of duty holder and be responsible for all of the operations onshore and offshore, including resourcing. Bluewater will no longer provide onshore support. Part of the heads of terms is us paying Talisman U.S.$4.3 million for maintenance and repair work which have been accrued for in the nine months ended September 30, 2005 but not yet carried out.

Operations expenses of our SPM business increased by U.S.$6.9 million during the nine months ended September 30, 2005. Of this increase, U.S.$28.6 million was attributable to a higher level of SPM activities which was partly offset by the lower work in process of the reimbursement of expenses incurred in connection with the installation of a new water injection facility on the Haewene Brim of U.S.$32.7 million in the nine months ended September 30, 2005 compared with the nine months ended September 30, 2004.Operations expenses increased by U.S.$4.8 million due to the costs of arbitration proceedings in relation to the alleged failure of the Company to pay for additional work, U.S.$2.7 million because higher general project costs and U.S.$1.5 million because of a provision for loss taken on one of our SPM projects during the nine months ended September 30, 2005 compared with the nine months ended September 30, 2004.

Selling, General and Administrative Expenses

Selling, general and administrative expenses amounted to U.S.$8.6 million in the nine months ended September 30, 2005, up 14.9% from U.S.$7.5 million in the nine months ended September 30, 2004. The increase of U.S.$1.1 million in selling, general and administrative expenses during the nine month ended September 30, 2005 compared with the nine months ended September 30, 2004 was due to an increase the cost of administrative supporting personnel of U.S.$0.6 million due to an increase in the number of personnel, an increase in advertising costs of U.S.$0.2 million and an increase in professional services of U.S.$0.3 million.

Depreciation of Tangible Fixed Assets

Charges for depreciation of tangible fixed assets amounted to U.S.$65.9 million in the nine months ended September 30, 2005, up from U.S.$54.5 million in the nine months ended September 30, 2004. The increase of U.S.$11.4 million in the amount of these charges resulted primarily from the increase in depreciation charges that we recorded in respect of FPSO Jotun A (U.S.$6.1 million), higher depreciation charges relating to FPSO Munin U.S.$2.7 million as a result of capitalization of repair and lifetime extension work following the redeployment of the Munin to the Xijiang Field and Lufeng reconnection, U.S.$2.3 million higher depreciation charges relating to FPSO Haewene Brim in connection with the installation of a new water injection facility and U.S.$0.3 million higher depreciation charges as a result of the purchase of a new solar turbine on the Bleo Holm during the nine months ended September 30, 2005 compared with the nine months ended September 30, 2004.

Operating Expenses

Due to the foregoing factors, total operating expenses were U.S.$267.3 million in the nine months ended September 30, 2005, down 9.9% from U.S.$296.8 million in the nine months ended September 30, 2004.

Operating Income

Due to the foregoing factors, operating income amounted to U.S.$38.4 million in the nine months ended September 30, 2005, up 17.8% from U.S.$32.6 million in the nine months ended September 30, 2004. Our operating margin increased to 12.6% of our revenues in the nine months ended September 30, 2005, compared to 9.9% of our revenues in the nine months ended September 30, 2004.

Financial Income and Expense

Net financial expense amounted to U.S.$51.2 million in the nine months ended September 30, 2005, up 65.3% from U.S.$30.9 million in the nine months ended September 30, 2004.

Our interest expense increased from U.S.$33.8 million in the nine months ended September 30, 2004 to U.S.$43.6 million in the nine months ended September 30, 2005 mainly due to the increase of our debt from U.S.$569.0 million in the nine months ended September 30, 2004 to U.S.$858.7 million in the nine months ended September 30, 2005 as a result of the purchase of FPSO Jotun A and due to the increase in interest costs as a result of a relatively higher interest rate.

Interest income was U.S.$3.0 million in the nine months ended September 30, 2005, up 13.4% from U.S.$2.6 million in the nine months ended September 30, 2004, due to lower interest rates in the nine months ended September 30, 2004. Currency exchange results were a loss of U.S.$10.5 million in the nine months ended September 30, 2005, compared with a gain of U.S.$0.2 million in the nine months ended September 30, 2004. U.S.$6.0 million of this decrease was attributable to our sterling and euro foreign currency exchange contracts. In the nine months ended September 30, 2005, we recognized U.S.$6.0 million of loss on these foreign currency exchange contracts compared to U.S.$0.5 million gain in the nine months ended September 30, 2004. In addition, the transfer of £20 million restricted deposits to U.S. dollar restricted deposits resulted in a lower revaluation result in the nine months ended September 30, 2005, compared to the nine month ended September 30, 2004 and the movement of the U.S. dollar and the euro exchange rates resulted in a loss in the nine month ended September 30, 2005, compared to a gain in the nine months ended September 30, 2004.

Income before Taxes

Due to the foregoing factors, income/(loss) before taxes was U.S.$(12.8) million in the nine months ended September 30, 2005, down 874.9% from U.S.$1.6 million in the nine months ended September 30, 2004. As a percentage of revenues, our income/(loss) before taxes decreased from 0.5% in the nine months ended September 30, 2004 to (4.2)% in the nine months ended September 30, 2005.

Income Taxes and Net Income

We recorded U.S.$18.0 million of income tax credits in the nine months ended September 30, 2005, down 5.6% from U.S.$19.0 million in the nine months ended September 30, 2004. These income tax credits consisted of current tax charges of U.S.$2.1 million in the nine months ended September 30, 2005, up 133.3% from U.S.$0.9 million in the nine months ended September 30, 2004, and deferred tax credits of U.S.$20.1 million in the nine months ended September 30, 2005, up 1.0% from U.S.$19.9 million in the nine months ended September 30, 2004. The deferred tax credits primarily resulted from the increase of tax loss carry-forwards which resulted from our internal restructuring. After taking into account income tax credits and minority interest (see note 12 and 13 to the financial statements included elsewhere in this report), net income amounted to U.S.$2.1 million in the nine months ended September 30, 2005, down 89.8% from U.S.$20.7 million in the nine months ended September 30, 2004.

Three Months Ended September 30, 2005 Compared with Three Months Ended September 30, 2004

Revenues

Revenues were U.S.$110.7 million during the three months ended September 30, 2005, down 0.6% from U.S.$111.4 million in the three months ended September 30, 2004. Revenues from our FPSO business were U.S.$91.3 million in the three months ended September 30, 2005, up 4.6% from U.S.$87.3 million in the three months ended September 30, 2004. Revenues from our SPM business were U.S.$19.4 million in the three months ended September 30, 2005, down 19.7% from U.S.$24.1 million in the three months ended September 30, 2004.

Revenues from our FPSO business increased by U.S.$4.0 million in the three months ended September 30, 2005. The payments received under our service agreement with PetroSA for the reimbursable expenses incurred in connection with the installation of subsea equipment on the Sable Field during the three months ended September 30, 2005 decreased by U.S.$1.0 million compared with the three months ended September 30, 2004 because the work has been finalized during 2004. The payments received in relation to the reimbursement of expenses incurred in connection with the installation of a new water injection facility on the Haewene Brim decreased by U.S.$21.4 million during the three months ended September 30, 2005 compared with the three months ended September 30, 2004 because the water injection facility has been installed in October 2004 and we are currently in the close out phase of the project. This total decrease of U.S.$22.4 was fully offset by an increase in revenues of U.S.$26.4 million. U.S.$16.6 million was attributable to revenues in relation to FPSO Jotun A and U.S.$8.5 million was attributable to increased revenues as a result of redeployment of the Munin to the Xijiang Field. In addition, revenues generated by the Bleo Holm increased by U.S.$1.3 million due to higher facilities and operational income in the three months ended September 30, 2005 because of a longer than anticipated maintenance shutdown in the three months ended September 30, 2004.

Revenues from our SPM business decreased by U.S.$4.7 million in the three months ended September 30, 2005, fully attributable to a lower work in process of the reimbursement of expenses incurred in connection with the installation of a new water injection facility on the Haewene Brim.

Operations Expenses

Operations expenses were U.S.$60.3 million in the three months ended September 30, 2005, down 29.2% from U.S.$85.2 million in the three months ended September 30, 2004. In our FPSO business, our operations expenses were U.S.$33.1 million in the three months ended September 30, 2005, down 46.4% from U.S.$61.8 million in the three months ended September 30, 2004. In our SPM business, operations expenses amounted to U.S.$27.2 million in the three months ended September 30, 2005, up 16.4% from U.S.$23.4 million in the three months ended September 30, 2004.

The U.S.$28.7 million decrease in the operations expenses of our FPSO business during the three months ended September 30, 2005 was primarily attributable to a decrease in the reimbursement of expenses incurred in connection with the installation of a new water injection facility on the Haewene Brim of U.S.$21.4 million, U.S.$7.3 million of this decrease relates to lower operations expenses for the Glas Dowr and Bleo Holm for the reasons described under “Nine months Ended September 30, 2005 Compared with Nine Months Ended September 30, 2004”.

Operations expenses of our SPM business increased by U.S.$3.8 million during the three months ended September 30, 2005. Of this increase, U.S.$19.4 million was attributable to a higher level of SPM activities which was partly offset by the lower work in process of the reimbursement of expenses incurred in connection with the installation of a new water injection facility on the Haewene Brim of U.S.$18.7 million in the three months ended September 30, 2005 compared with the three months ended September 30, 2004. Operations expenses increased by U.S.$1.6 million due to the costs of arbitration proceedings in relation to the alleged failure of the Company to pay for additional work, and U.S.$1.5 million because of a provision for loss taken on one of our SPM projects during the three months ended September 30, 2005 compared with the three months ended September 30, 2004.

Selling, General and Administrative Expenses

Selling, general and administrative expenses amounted to U.S.$2.6 million in the three months ended September 30, 2005, up 3.3% from U.S.$2.5 million in the three months ended September 30, 2004. The increase of U.S.$0.1 million in selling, general and administrative expenses was due to an increase in administrative supporting personnel and an increase in professional services.

Depreciation of Tangible Fixed Assets

Charges for depreciation of tangible fixed assets amounted to U.S.$26.1 million in the three months ended September 30, 2005, up 66.6% from U.S.$15.7 million in three months ended September 30, 2004. The increase of U.S.$10.4 million in the amount of these charges resulted primarily from the increase in depreciation charges that we recorded in respect of FPSO Jotun A (U.S.$6.1 million), higher depreciation charges relating to FPSO Munin U.S.$1.9 million as a result of capitalization of repair and lifetime extension work following the redeployment of the Munin to the Xijiang Field and Lufeng reconnection, U.S.$2.2 million higher depreciation charges relating to FPSO Haewene Brim in connection with the installation of a new water injection facility and U.S.$0.2 million higher depreciation charges as a result of the purchase of a new solar turbine on the Bleo Holm during the three months ended September 30, 2005 compared with the three months ended September 30, 2004.

Operating Expenses

Due to the foregoing factors, total operating expenses were U.S.$60.3 million in the three months ended September 30, 2005, down 29.2% from U.S.$85.2 million in the three months ended September 30, 2004.

Operating Income

Due to the foregoing factors, operating income amounted to U.S.$22.2 million in the three months ended September 30, 2005, up 160.8% from U.S.$8.5 million in the three months ended September 30, 2004. Our operating margin increased to 20.0% of our revenues in the three months ended September 30, 2005, compared to 7.6% of our revenues in the three months ended September 30, 2004.

Financial Income and Expense

Net financial expense amounted to U.S.$18.0 million in the three months ended September 30, 2005, up 87.7% from US$9.6 million in the three months ended September 30, 2004.

Our interest expense increased from U.S.$10.4 million in the three months ended September 30, 2004 to U.S.$17.9 million in the three months ended September 30, 2005 mainly due to the increase of our debt from U.S.$569.0 million in the three months ended September 30, 2004 to U.S.$858.7 million in the three months ended September 30, 2005 as a result of the purchase of FPSO Jotun A and due to the increase in interest costs as a result of a relatively higher interest rate.

 Interest income was U.S.$0.9 million in the three months ended September 30, 2005, up 4.4% from U.S.$0.8 million in the three months ended September 30, 2004, due to a relatively higher cash balance during the three months ended September 30, 2005, compared to the three months ended September 30, 2004. The currency exchange result was a loss of U.S.$1.0 million in the three months ended September 30, 2005, compared with a loss of U.S.$0.1 million in the three months ended September 30, 2004 and was mainly attributable to our sterling and Euro foreign currency exchange contracts. In the three months ended September 30, 2005, we recognized U.S.$0.6 million of loss on these foreign currency exchange contracts compared to U.S.$0.2 million loss in the three months ended September 30, 2004. In addition, the movement of the U.S. dollar and the euro exchange rates resulted in a loss of U.S.$0.4 million in the three months ended September 30, 2005, compared to a gain of U.S.$0.1 million in the three months ended September 30, 2004.

Income before Taxes

Due to the foregoing factors, income/(loss) before taxes was U.S.$4.1 million in the three months ended September 30, 2005, up 474.9% from U.S.$(1.1) million in the three months ended September 30, 2004. As a percentage of revenues, our income/(loss) before taxes increased from (9.9)% in the three months ended September 30, 2004 to 3.7% in the three months ended September 30, 2005.

Income Taxes and Net Income

We recorded U.S.$5.1 million of income tax credits in the three months ended September 30, 2005, down 30.3% from U.S.$7.3 million in the three months ended September 30, 2004. These income tax credits consisted of current tax charges of U.S.$0.8 million in the three months ended September 30, 2005, up 100% from U.S.$0 million in the three months ended September 30, 2004, and deferred tax credits of U.S.$5.9 million in the three months ended September 30, 2005, down 19.2% from U.S.$7.3 million in the three months ended September 30, 2004. The deferred tax credits primarily resulted from an increase in tax loss carry-forwards which resulted from our internal restructuring. The amount of tax credit that we can deduct depends on, among other things, our aggregate losses and the applicable tax rate. After taking into account income tax credits and minority interest, net income amounted to U.S.$6.1 million in the three months ended September 30, 2005, down 0.9% from U.S.$6.2 million in the three months ended September 30, 2004.

Liquidity and Capital Resources

Overview

Our primary sources of liquidity are cash flows generated from our operations and external debt. Our primary uses of cash are to fund working capital, to service indebtedness and to fund investments in new FPSOs. We believe that our working capital is sufficient to satisfy current requirements.

In our consolidated cash flow statement for the nine months ended September 30, 2005, we changed the classification of changes in restricted cash balances to present such changes as an investing activity. We previously presented such changes as an financing activity. In the accompanying consolidated cash flow statement for the nine months ended September 30, 2004, we reclassified changes in restricted cash balances to be consistent with our 2005 presentation which resulted in a U.S.$8.1 million increase to investing cash flows and a corresponding decrease to financing cash flows from the amounts previously reported.

Net Cash Provided by Operating Activities

Net cash provided by operating activities consists of operating income earned from our service agreements and our SPM delivery contracts, adjusted for investments in working capital and non-cash items, such as depreciation and amortization. Working capital is defined as our current assets less our current liabilities. Net cash provided by operating activities was U.S.$25,0 million in the nine months ended September 30, 2005 and net cash provided by operating activities was U.S.$40.3 million in the nine months ended September 30, 2004. The decrease in net cash flow provided by operating activities from the nine months ended September 30, 2004 to the nine months ended September 30, 2005 was primarily attributable to a relative higher level of SPM activities resulting in an increase of the work in process and an increase of the trade receivables. The changes in working capital include movements in work in process, billings in excess of cost and unrealized income, other receivables, other liabilities and accrued expenses, accounts payable and prepaid expenses.

Net Cash (Used in) Investing Activities

Net cash used in investing activities depends primarily on the amount of capital expenditures that we make in connection with the construction, modification or acquisition of FPSOs. Net cash used in investing activities totaled U.S.$17.7 million in the nine months ended September 30, 2004 and U.S.$386.1 million in the nine months ended September 30, 2005. The investing activities in the nine months ended September 30, 2004 were expenditures in relation to the modification of the Munin in connection with its redeployment to the Xijiang Field in the South China Sea, an investment of U.S.$3.0 million in the shares of Emerald Energy Resources Ltd. and U.S.$8.1 million proceeds from restricted deposits. The investing activities in the nine months ended September 30, 2005 consisted of U.S.$381.8 million for the purchase of FPSO Jotun A, U.S.$1.6 million for work performed in connection with building two stock buoys, Furthermore, U.S.$1.0 million related to equipment on the Uisge Gorm, U.S.$0.4 million to equipment on the Munin, U.S.$1.7 million to the purchase of a new solar turbine on the Bleo Holm and U.S.$0.5 million to expenditures on certain office equipment. In addition, we invested U.S.$2.0 million in the shares of Emerald Energy Resources Ltd. and U.S.$0.8 million in OPL 229. Finally, the net proceeds from restricted deposits resulted in a cash inflow of U.S.$3.7 million.

 We used the release of our restricted deposits of U.S.$8.1 million in the nine months ended September 30, 2004 partly for the modification of the Munin in connection with its redeployment to the Xijiang Field. In the nine months ended September 30, 2005 we used the release of our restricted deposits of U.S.$3.7 million partly for investment in the shares of Emerald Energy Resources Ltd.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by (used in) financing activities is primarily driven by our borrowing activities. These cash flows amounted to U.S.$(18.1) million in the nine months ended September 30, 2004 and U.S.$340.1 million in the nine months ended September 30, 2005. Our net indebtedness typically increases while we are modifying, developing or acquiring an FPSO, while our net indebtedness tends to decrease if we are not engaged in those activities. The increase in net cash provided by financing activities in the nine months ended September 30, 2005 resulted for approximately U.S.$353.2 million from borrowings for our fully consolidated partnership PR Jotun DA compared to approximately U.S.$18.1 million in repayments under our credit facility in the nine months ended September 30, 2004.

Furthermore, in the nine months ended September 30, 2005, the Company used U.S.$2.6 million for debt arrangement fees and had proceeds of U.S.$29.0 in relation with the full consolidation of PR Jotun DA.

Financing Arrangements and Contractual Obligations

As of September 30, 2005, we did not have any short-term bank debt under working capital facilities or our credit facility. We had total long-term bank debt of U.S.$216.7 million incurred under our credit facility, a long term bank debt of U.S.$304.3 million in relation of the purchase of the FPSO Jotun A and cash and cash equivalents of U.S.$22.2 million. We also had U.S.$335.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 outstanding and U.S.$144.5 million of indebtedness outstanding under the subordinated Marenco loan.

Credit Facility.   Our credit facility is a U.S.$600.0 million revolving credit facility that we entered into in January 2002 with an international syndicate of banks led by Barclays Capital, Fortis Bank and ING Bank. The facility has a tenor of eight years and may be used to finance the development of new FPSOs and for general corporate purposes. Its structure includes a borrowing base, calculated according to the present value of cash flows we earn or expect to earn under our FPSO service agreements and a proportion of the residual value of our assets. The facility may be drawn upon at any time up to the lower of the current amount of the facility limit and the borrowing base. The facility limit, which was U.S.$340.0 million as of September 30, 2005, reduces by U.S.$20.0 million per quarter and is scheduled to reach zero in December 2009. Interest is payable at a rate that is equal to a margin over LIBOR. The margin, which is currently 1.400%, varies from 1.300% to 1.700% depending on certain factors. As of September 30, 2005, the applicable interest rate was 5.17%.

The following table presents certain information regarding the expected availability of funding under our credit facility in its current form during the periods indicated.

	Year ending December 31,
	2005	2006	2007	2008	2009
	(in U.S.$ millions)
Facility limit	320	240	160	80	0
Borrowing base(1)	334	291	274	253	N/A

Note:

(1)             Based on our current FPSO fleet except for the FPSO Jotun A. Our credit facility terminates in December 2009.

Other Financing Arrangements.   In addition to the credit facility described above, we also have entered into the following financing arrangements.

•       Long-term loan.. On July 1, 2005, the Company entered into a U.S.$175.0 million loan agreement to finance the acquisition of a 55% ownership in PR Jotun DA. The loan will amortize to zero over a period of six years and a quarter, by September 2011. Interest equals 0.60% over LIBOR. The non-recourse loan is secured with a mortgage over the FPSO and an assignment of the bareboat charter contract with the Jotun field partners to the lenders.

On July 1, 2005, PR Jotun DA entered into a U.S.$143.2 million loan agreement with Standard Marine Nordsjo AS (“SMNAS”) to finance the acquisition of the FPSO Jotun A.  The loan will amortize to zero over a period of six years and a quarter, by September 2011. Interest equals 5%.

•       10 1/4% Senior Notes due 2012. In February 2002, we issued U.S.$260.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 through our finance subsidiary, Bluewater Finance Limited, at a price of 98.47% of the principal amount thereof. We used the gross proceeds from the issuance to repay approximately U.S.$248.5 million of indebtedness outstanding under our credit facility and to pay approximately U.S.$7.5 million of costs relating to the issuance. In April 2003, we issued an additional U.S.$75.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 through our finance subsidiary, Bluewater Finance Limited, at a price of 100.5% of the aggregate principal amount thereof plus accrued interest from and including February 15, 2003 to but excluding the issue date. We used approximately U.S.$75.4 million of the gross proceeds from the issuance, excluding the accrued interest from and including February 15, 2003 to but excluding the issue date, to repay approximately U.S.$73.4 million of indebtedness outstanding under our credit facility and to pay an estimated U.S.$2.0 million of costs relating to the issuance. The 10 1/4% Senior Notes due 2012 have been fully and unconditionally guaranteed, on a joint and several basis, by our other group companies.

•       Subordinated Marenco Loan. We have borrowings outstanding under a loan from Marenco Investments Limited, our affiliate, that is fully subordinated to both our long-term bank loan, credit facility and the guarantees of our 10 1/4% Senior Notes due 2012. As of September 30, 2005, the total amount of this loan (including accrued interest) was U.S.$144.5 million. On September 14, 2005 U.S.$5.0 million of interest was repaid. Interest is payable at a rate of 7.0% per annum; however, cash interest payments on the loan can be made only in accordance with the provisions of our credit facility and the restricted payment provisions of the indenture for our 10 1/4% Senior Notes due 2012. In the nine months ended September 30, 2005 and in the three months ended September 30, 2005, we accrued approximately U.S.$7.4 million and U.S.$2.5 million, respectively, of interest on the loan.

•       Guarantee Facilities. We are party to a U.S.$10.0 million guarantee facility with Lloyds TSB, a U.S.$20.0 million performance guarantee facility with ING Bank and a €15.0 million (U.S.$18.1 million) performance guarantee facility with Nationale Borg. The facilities enable us to give bank guarantees to our suppliers. As of September 30, 2005, we had U.S.$17.5 million outstanding under our guarantee facilities.

Capital Expenditures

From time to time, we are required to make capital expenditures in respect of our FPSOs and our SPM development projects. In the nine months ended September 30, 2004 our capital expenditures related primarily to modifications that we made to the Munin in connection with its redeployment to the Xijiang Field in the South China Sea. The investment during the nine months ended September 30, 2005 consisted primarily of work performed in connection with building two stock buoy’s and capital equipment on the Uisge Gorm, Munin and Bleo Holm.

Research and Development

We have focused our research and development activities on technology that is integral to our FPSO and SPM businesses. We have an in-house design and engineering team consisting of engineers trained in a number of disciplines. We also access new sources of information or technology by entering into strategic alliances with equipment manufacturers, oil and gas companies, universities or by participating in joint industry programs. While the market for our products and services is subject to continual technological changes, development cycles from initial conception through introduction can extend over several years. Our efforts have resulted in the development of a number of inventions, new processes and techniques, many of which have been incorporated as improvements to our product lines. Our research and development activity has led to a number of patents or patent applications, principally in the area of SPM systems. During the nine months ended September 30, 2005 and the three months ended September 30, 2005, our research and development expenditures were approximately U.S.$0.3 million and U.S.$0.1 million, respectively compared to U.S.$0.3 million and U.S.$0.1 million during the nine months ended September 30, 2004 and the three months ended September 30, 2004 respectively.

Off-balance Sheet Arrangements

We are not a party to any material off-balance sheet financial arrangements.

Tabular Disclosure of Contractual Obligations

The following table presents the scheduled maturities of our contractual obligations including estimated interest expenses, assuming that any available rollover provisions were inapplicable, as of September 30, 2005.

	Total	1 year	1-3 years	3-5 years	Thereafter
	Payments due by Period (in U.S.$ thousands)
Long-term debt obligations	1,184,332	149,589	372,687	226,865	435,191
Long-term loan, related party	248,319	—	—	—	248,319
Operating lease obligations	11,366	1,649	2,761	5,580	1,376
Total	1,444,017	151,238	375,448	232,445	684,886

Quantitative and Qualitative Exposure to Market Risk

In the ordinary course of our business, we are exposed to a variety of market risks arising from fluctuations in interest rates and foreign currency exchange rates but generally are not exposed under our service agreements to any material risks relating to the price of oil. To manage the market risks to which we are exposed, we enter into market sensitive instruments based on internal policies and guidelines that are designed to mitigate our exposure to any adverse effects of changes in market conditions. We do not enter into market sensitive instruments for trading or speculative purposes. While we do not anticipate that the use of market sensitive instruments will have a material adverse effect on our consolidated financial position, results of operation or prospects, we cannot guarantee that our mitigation strategy will continue to be effective.

Interest Rate Sensitivity

The majority of our indebtedness consists of advances under our credit facility and our outstanding 10 1/4% Senior Notes due 2012. We expect that in the future we will continue to have significant indebtedness under our credit facility and that our 10 1/4% Senior Notes due 2012 will continue to be outstanding. Advances under the credit facility bear interest at rates typically expressed as a margin over the appropriate interbank rate. Under the documentation of the credit facility, we are required at any time to have the net present value of the proportion of the facility fee income that we expect to receive during the minimum contract period of our service agreements swapped to fixed rates. As of December 31, 2004, and as of September 30, 2005 this represented approximately 20.3% and 7.97% of the outstanding indebtedness under the facility.

To reduce the interest expense relating to our 10 1/4% Senior Notes due 2012, we have entered into a fixed-to-floating interest rate swap transaction that enables us to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of our 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the swap, we receive payments that are calculated at a fixed rate of 10 1/4% and make interest payments that are calculated at a floating rate that is equal to a margin of 6.32% over LIBOR. As of February 15, 2005 the margin changed to 6.44%. In the future, we expect to manage our interest rate risk exposure through the use of a combination of fixed and floating rate debt and interest rate swaps.

On November 4, 2005 the Company partially cancelled the fixed-to-floating interest rate swap transaction in relation to the U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for the period from August 15, 2005 to August 15, 2007. Due to the partial cancellation of the swap transaction the company will incur fair value fluctuations through the statement of income from the date of cancellation until August 15, 2007. After that date the interest will continue floating at LIBOR + 6.44%. The Company paid U.S.$ 6.9 million on November 4, 2005 which represented its net loss from the cancellation of the swap transaction. The Company will defer this loss and debit it to the statement of income over the remaining duration of the 10¼% Senior Notes due 2012.

To limit the interest exposure after July 3, 2006 on the long-term bank loan entered into on July 1, 2005 for financing of the acquisition of the 55% ownership in PR Jotun DA,  the Company purchased an interest rate cap. This interest rate cap has a strike rate of 4.4%, limiting the maximum interest costs including margin to 5%. The interest rate cap has a starting notional amount of U.S.$143.9 million and the reduction schedule of the notional amount of the cap is aligned with the repayment schedule of the loan.

The tables below provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations that were outstanding as of December 31, 2004 and as of September 30, 2005. For debt obligations, the tables present our principal cash flows and related weighted average interest rates by expected maturity dates under our existing debt arrangements. For interest rate swaps, the tables present notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the swap. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date. The information is presented in U.S. dollars, which is our reporting currency. The instrument’s actual cash flows are also denominated in U.S. dollars.

	Expected Maturity Date As of December 31,
Liabilities	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
	(in thousands U.S.$ equivalents)
Long-Term Debt
Fixed rate debt	—	—	—	—	—	142,085	142,085	153,630
Average interest rate	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%	—	—
Variable rate debt(1)	—	—	—	—	—	335,000	335,000	365,150
Average interest rate	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	—	—
Variable rate debt(2)	—	—	47,358	80,000	80,000	—	207,358	—
Average interest rate	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	—	—	—
Interest Rate Swaps
Variable to Fixed	35,092	7,006	—	—	—	—	42,098	(288)
Average pay rate	3.463%	3.463%	—	—	—	—	—	—
Average receive rate	LIBOR	LIBOR	—	—	—	—	—	—

Notes:

(1)             Represents indebtedness in respect of our 10 1/4% Senior Notes due 2012, which are the subject of a fixed-to-floating rate swap transaction that enables us to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of our 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the current swap, we receive payments that are calculated at a fixed rate of 10 1/4% and make payments that are calculated at a floating rate that is equal to a margin of 6.32% over LIBOR. While we recorded U.S.$337.9 million of indebtedness under the 10 1/4% Senior Notes due 2012 as of December 31, 2004, only U.S.$335.0 million is payable upon maturity.

(2)             Represents indebtedness under our credit facility. Interest is payable at a rate that is equal to a margin over LIBOR. The margin varies from 1.300% to 1.700% depending on certain factors and is currently set at 1.400%.

	Expected Maturity Date As of September 30,
Liabilities	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
	(in thousands U.S.$ equivalents)
Long-Term Debt
Fixed rate debt	—	—	—	—	—	144,524	144,524	147,358
Average interest rate	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%	—	—
Variable rate debt(1)	—	—	—	—	—	335,000	335,000	365,150
Average interest rate	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	—	—
Variable rate debt(2)	—	36,738	80,000	80,000	20,000	—	216,738	—
Average interest rate	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	—	—	—
Variable rate debt(3)	55,352	51,883	49,719	52,159	52,390	42,792	304,295	—
Average interest rate	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M
Interest Rate Swaps
Variable to Fixed	7,006	—	—	—	—	—	7,006	12
Average pay rate	3.463%	—	—	—	—	—	—	—
Average receive rate	LIBOR	—	—	—	—	—	—	—

Notes:

(1)             While indebtedness in respect of our 10 1/4% Senior Notes due 2012 amounted to U.S.$337.6 million as of September 30, 2005, the U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 is payable upon maturity. Interest is payable at a rate that is equal to LIBOR plus 6.44%.

(2)             Interest is payable at a rate that is equal to a specified margin over a monthly average of LIBOR for one month (or shorter applicable period). The margin varies from 1.300% to 1.700% depending on certain factors and is currently set at 1.400%.

(3)             Interest is payable at a rate that is equal to a specified margin over a monthly average of LIBOR for one month (or shorter applicable period). The margin is currently set at 0.600%.

Exchange Rate Sensitivity

Our revenues are primarily denominated in U.S. dollars and, to a lesser extent, sterling and euro. In the nine months ended September 30, 2005 and in the three months ended September 30, 2005, approximately £41.0 million (U.S.$72.5 million) and approximately £13.5 million (U.S.$23.9 million), respectively, of our total revenues were denominated in sterling. Our expenses are denominated primarily in U.S. dollars and to a lesser degree, euro, sterling and rand. We are exposed to fluctuations in foreign currency exchange rates, because a portion of our expenses and financial indebtedness is denominated in currencies that are different from our revenues. Our policy is to match through our FPSO service agreements, to the extent possible, the revenues in a particular currency with our operating costs in that currency, thereby minimizing the risk associated with fluctuations in foreign currency exchange rates. We also match our indebtedness denominated in U.S. dollars with our revenues denominated in U.S. dollars. We purchase foreign currency exchange contracts from financial institutions to assist us in minimizing any residual exposure. We manage our outstanding currency exposure on a regular basis and net these exposures across our operations as a group. Gains and losses related to specific currency transactions are recognized as part of our income from financing activities. In the nine months ended September 30, 2005 we changed our policy in relation to projects to hedge against the risk of fluctuations in foreign currency exchange rates for expenditures in currencies other than the project currency. Currency hedging contracts are, to the extent possible, entered into shortly after contract award and on a project to project basis, thereby minimizing the risk associated with fluctuations in foreign currency exchange rates. For certain predetermined projects hedge accounting is applied: Gains and losses related to project specific currency transactions are recognized as part of our accumulated other comprehensive income/(loss).

The total contract/notional amount and the value of our foreign currency exchange contracts as of September 30, 2005 are as follows:

	Expected Maturity Date As of September 30, 2005
	Total	Fair Value
	(in U.S.$ thousands)
Forward Exchange Agreements
(Receive €/Pay U.S.$)
Aggregate Amount	86,439	(5,497)
(Receive £/Pay U.S.$)
Aggregate Amount	39,583	(1,462)
(Receive ZAR/Pay U.S.$)
Aggregate Amount	7,254	210
	133,276	(6,749)

The total contract/notional amount and the value of our foreign currency exchange contracts as of September 30, 2005 accounted for as cash flow hedges under FAS 133 are as follows:

	Expected Maturity Date As of September 30, 2005
	Total	Fair Value
	(in U.S.$ thousands)
Forward Exchange Agreements
(Receive €/Pay U.S.$)
Aggregate Amount	39,449	(3,361)
(Receive £/Pay U.S.$)
Aggregate Amount	707	(11)
	40,156	(3,372)

These foreign currency exchange contracts mature on various dates through 2005 and 2006 and are included at fair value in the other liabilities and accrued expenses.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURELIA ENERGY N.V.
(Registrant)

By:	/s/ G.E. Elias and V.M.G. Haseth-Portillo
MeesPierson Intertrust (Curaçao) N.V., Managing Director By: G.E. Elias/V.M.G. Haseth-Portillo Managing Director/Attorneys-in-Fact A

Date: November 23, 2005